

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2020

Nicholas R. Farrell
Vice President and General Counsel
HILLENBRAND, INC.
One Batesville Blvd
Batesville, IN 47006

Re: HILLENBRAND, INC.
Form 8-K filed July 16, 2019
Exhibit No. 2.1
File No. 001-33794

Dear Mr. Farrell:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance